Exhibit 99.1

Atour Lifestyle Holdings Limited to Report Third Quarter 2026 Financial Results on November 10, 2026

SHANGHAI, Oct. 27, 2026 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced that it will report its unaudited financial results for the third quarter 2026 on Tuesday, November 10, 2026, before the U.S. markets open.

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, November 10, 2026 (or 8:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Third Quarter 2026 Earnings Conference Call

Pre-registration Link: https://register-conf.media-server.com/register/BI09497037ec5f48ecae605c71dac1b26b

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548